UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number: 1-16725

The Principal Select Savings Plan

(Full title of the plan)

Principal Financial Group, Inc.

(Name of Issuer of the securities held pursuant to the plan)

711 High Street

Des Moines, Iowa 50392

(Address of principal executive offices) (Zip Code)

Ernst & Young LLP Suite 3100 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Principal Select Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since at least 2001, but we are unable to determine the specific year.

Des Moines, Iowa

June 24, 2026

The Principal Select Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at fair value	$4,842,037,764	$4,386,403,203
Investments, at contract value	171,557,462	174,436,563
Total investments	5,013,595,226	4,560,839,766

Receivables:
Contributions receivable from employer	4,672,147	4,303,586
Notes receivable from participants	25,586,399	25,193,489
Other receivables	3,066	158,052
Total receivables	30,261,612	29,655,127
Net assets available for benefits	$5,043,856,838	$4,590,494,893

See accompanying notes.

The Principal Select Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
year ended
December 31,
2025
Additions
Investment income:
Interest	$2,832,409
Dividends	5,668,380
Net appreciation of investments	618,821,630
Total investment gain	627,322,419

Interest income on notes receivable from participants	2,074,365

Contributions:
Employer	79,283,821
Participants	178,590,012
Total contributions	257,873,833
Total additions	887,270,617

Deductions
Benefits paid to participants	433,331,692
Administrative expenses	576,980
Total deductions	433,908,672
Net increase	453,361,945

Net assets available for benefits at beginning of year	4,590,494,893
Net assets available for benefits at end of year	$5,043,856,838

See accompanying notes.

The Principal Select Savings Plan

Notes to Financial Statements

December 31, 2025

1. Description of the Plan

The Principal Select Savings Plan (the Plan) is a defined contribution 401(k) plan that was established January 1, 1985. The Plan is available to employees, field managers, agents holding a Career Agent Contract and financial representatives with Principal Life Insurance Company (Principal Life) and its subsidiaries or affiliates (the Company) who meet eligibility requirements. The Plan Sponsor is Principal Financial Group, Inc. (PFG), the ultimate parent of Principal Life.

Information about the Plan, including eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from Principal Life’s Human Resources Benefits Department or the Company’s intranet. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator is responsible for the control and administration of the Plan. The Plan Administrator is the Benefit Plans Administration Committee (BPAC). For the purposes of investment and protection of Plan assets, the named fiduciary of the Plan is the Benefit Plans Investment Committee. The Plan is funded through a trust fund that holds group annuity contracts issued by Principal Life and collective investment trusts (CITs) issued by Principal Global Investors Trust Company (PGITC), an indirect wholly owned affiliate of PFG. The PFG Employee Stock Ownership Plan (ESOP), which consists of common stock of PFG, is held in a separate trust. The Trustees of the Trust that hold the group annuity contracts and CITs are employees of Principal Life. Bankers Trust is the Trustee of the Trust that holds PFG common stock in the ESOP. Delaware Charter Guarantee & Trust Company, doing business as Principal Trust Company, an affiliate of PFG, is the Directed Trustee of the self-directed brokerage account (SDBA). Principal Life is the recordkeeper of the Plan.

Contributions

On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.” Matching contributions for these participants were 50% of deferrals up to 6% of eligible pay-period compensation. Effective January 1, 2023, the Plan ceased the prior benefit provisions for the Grandfathered Choice Participants.

Matching contributions for all participants in 2025 and 2024 were 75% of deferrals up to 8% of eligible pay-period compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions. The participant’s account also receives an allocation of plan earnings and administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the governing document (the Plan Document). The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeited amounts are used to reduce Company contributions. As of December 31, 2025 and 2024, forfeited non-vested account balances totaled $98,661 and $26,778, respectively. In 2025 and 2024, employer contributions were reduced by $2,492,445 and $2,824,004, respectively, from forfeited non-vested accounts.

The Principal Select Savings Plan

Notes to Financial Statements (continued)

Participant Loans

The Plan provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant’s account shares in the interest paid on the loan or bears any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved. Loans merged into the Plan come with existing rates at the time of the merger.

The loan rates were as follows:

Participant Loan Dates	Rates
January 1, 2013 to December 16, 2015	5.25%
December 17, 2015 to December 14, 2016	5.50%
December 15, 2016 to March 21, 2017	5.75%
March 22, 2017 to June 20, 2017	6.00%
June 21, 2017 to December 19, 2017	6.25%
December 20, 2017 to March 27, 2018	6.50%
March 28, 2018 to June 19, 2018	6.75%
June 20, 2018 to October 2, 2018	7.00%
October 3, 2018 to December 25, 2018	7.25%
December 26, 2018 to August 6, 2019	7.50%
August 7, 2019 to September 24, 2019	7.25%
September 25, 2019 to November 5, 2019	7.00%
November 6, 2019 to March 3, 2020	6.75%
March 4, 2020 to March 10, 2020	6.68%
March 11, 2020 to March 17, 2020	6.25%
March 18, 2020 to March 24, 2020	5.82%
March 25, 2020 to March 22, 2022	5.25%
March 23, 2022 to May 10, 2022	5.50%
May 11, 2022 to June 21, 2022	6.00%
June 22, 2022 to August 2, 2022	6.75%
August 3, 2022 to September 27, 2022	7.50%
September 28, 2022 to November 8, 2022	8.25%
November 9, 2022 to December 20, 2022	9.00%
December 21, 2022 to February 7, 2023	9.50%
February 8, 2023 to March 28, 2023	9.75%
March 29, 2023 to May 9, 2023	10.00%
May 10, 2023 to August 1, 2023	10.25%
August 2, 2023 to September 24, 2024	10.50%
September 25, 2024 to November 12, 2024	10.00%
November 13, 2024 to November 19, 2024	9.79%
November 20, 2024 to December 24, 2024	9.75%
December 25, 2024 to September 16, 2025	9.50%
September 17, 2025 to September 23, 2025	9.46%
September 24, 2025 to November 4, 2025	9.25%
November 5, 2025 to December 16, 2025	9.00%
December 17, 2025 to December 31, 2025	8.75%

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, affected participants will become fully vested in their accounts.

The Principal Select Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value, which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. The Plan also held certain investments recorded at contract value.

Within one separate account, the Plan is the only investor. This is referred to as a “Separate-Separate Account”. The Separate-Separate Account is the Principal Select Stable Value Separate Account (PSSVSA).

Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The presentation of investments within the Statement of Net Assets Available for Benefits as of December 31, 2025 and 2024 was modified to consolidate presentation to a single balance under ASC 960 during the current period.

Notes Receivable From Participants

The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated October 12, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan and the Trust are required to operate in conformity with the terms of the Plan Document and the Code to maintain the tax-exempt status of the Trust. BPAC and the Company believe the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believe the related Trust is tax-exempt.

The Principal Select Savings Plan

Notes to Financial Statements (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. BPAC relies on the representations of the corporate tax department regarding the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value of Financial Instruments (excluding PSSVSA)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

●	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. The Plan’s Level 1 assets include the Principal Financial Group, Inc. ESOP and the SDBA.
●	Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. The Plan’s Level 2 assets include separate accounts and CITs and are reflected at the net asset value (NAV).
●	Level 3 – Fair values are based on significant unobservable inputs for the asset. The Plan’s Level 3 assets include the deferred income annuity and guaranteed interest accounts.

There were no transfers between levels during 2025 and 2024.

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2025 or 2024.

The unallocated investment options consist of a deferred income annuity, guaranteed interest accounts under a guaranteed benefit policy (as defined in section 401(b) of ERISA), and separate accounts (as defined in ERISA section 3(17)) of Principal Life. The deferred income annuity and guaranteed interest accounts are reported at fair value while the separate accounts are reported at NAV as determined by Principal Life. These unallocated investment options are non-benefit-responsive.

Deferred Income Annuity

The deferred income annuity cannot be sold to a third party; thus, the only option to exit the deferred income annuity is to withdraw or transfer the funds. The fair value for each deferred income annuity surrendered within 90 days from the date of the purchase is the purchase amount of the surrendered portion. The fair value for each deferred income annuity surrendered more than 90 days after the date of the purchase is the lesser of the guaranteed income balance or the commuted value associated with the surrendered portion of the deferred income annuity. The fair value will never be greater than and may be less than the guaranteed income balance associated with the surrendered portion of the deferred income annuity. The fair value of the deferred income annuity is reflected in Level 3.

The Principal Select Savings Plan

Notes to Financial Statements (continued)

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination, or retirement. The fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life’s administrative expenses. The fair value of the guaranteed interest accounts is reflected in Level 3.

Separate Accounts

Separate accounts are designed to deliver safety and stability by preserving principal and accumulating earnings. The separate account assets include, but are not limited to, contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed income securities that are slightly below investment grade, all of which are valued at fair value. The NAV of each of the separate accounts is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the separate account, which is not publicly quoted. The fair value of the underlying mutual funds and equity securities are based on quoted prices of identical assets. The fair value of the underlying fixed income securities are based on third-party pricing vendors that utilize observable market information. The fair value of all separate accounts is reflected in Level 2.

One separate account invests in real estate, for which the fair value of the underlying real estate is based on unobservable inputs and used to determine the NAV of the separate account. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser.

Principal Financial Group, Inc. ESOP

The ESOP is reported at fair value based on the quoted closing market price of PFG’s stock on the last business day of the Plan year and is reflected in Level 1.

Collective Investment Trusts

The CITs invest in growth and value stocks of small, medium and large market capitalization companies, fixed-income securities, domestic and foreign securities, securities denominated in foreign currencies, investment companies (including index funds), securitized products, U.S. government and U.S. government-sponsored securities and derivatives. The NAV of the CITs is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the CITs. The CITs are reflected in Level 2.

Self-Directed Brokerage Account

Plan participants have access to a limited number of mutual funds through the SDBA. The SDBA is reflected in Level 1.

The Principal Select Savings Plan

Notes to Financial Statements (continued)

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2025
	Assets	Fair Value Hierarchy Level
	Measured
	at Fair
	Value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$3,830,269	$—	$—	$3,830,269
Guaranteed interest accounts	62,819,168	—	—	62,819,168
Separate accounts	2,982,173,730	—	2,982,173,730	—
Principal Financial Group, Inc. ESOP	125,133,789	125,133,789	—	—
Collective investment trusts	1,600,255,736	—	1,600,255,736	—
Self-directed brokerage account	67,825,072	67,825,072	—	—
Total invested assets, excluding Plan interest in Principal Select Stable Value Separate Account	$4,842,037,764	$192,958,861	$4,582,429,466	$66,649,437

	As of December 31, 2024
	Assets	Fair Value Hierarchy Level
	Measured
	at Fair
	Value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$2,800,424	$—	$—	$2,800,424
Guaranteed interest accounts	64,219,605	—	—	64,219,605
Separate accounts	2,830,930,689	—	2,830,930,689	—
Principal Financial Group, Inc. ESOP	119,680,272	119,680,272	—	—
Collective investment trusts	1,325,060,496	—	1,325,060,496	—
Self-directed brokerage account	43,711,717	43,711,717	—	—
Total invested assets, excluding Plan interest in Master Trust Investment Account	$4,386,403,203	$163,391,989	$4,155,991,185	$67,020,029

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024, was as follows:

	For the year ended December 31, 2025
							Changes in
							Unrealized Gains
	Beginning						(Losses) Included
	Asset						in Changes in Net
	Balance					Ending Asset	Assets Available
	as of				Transfers	Balance as of	for Benefits
	January 1,				In (Out) of	December 31,	Relating to
	2025	Interest*	Purchases**	Sales**	Level 3	2025	Positions Still Held
Assets
Deferred income annuity	$2,800,424	$(143,216)	$1,212,855	$(39,794)	$—	$3,830,269	$(143,216)
Guaranteed interest accounts	64,219,605	3,144,774	12,241,124	(16,786,335)	—	62,819,168	312,365
Total	$67,020,029	$3,001,558	$13,453,979	$(16,826,129)	$—	$66,649,437	$169,149

The Principal Select Savings Plan

Notes to Financial Statements (continued)

	For the year ended December 31, 2024
							Changes in
							Unrealized Gains
	Beginning						(Losses) Included
	Asset					Ending Asset	in Changes in Net
	Balance					Balance	Assets Available
	as of				Transfers	as of	for Benefits
	January 1,				In (Out) of	December 31,	Relating to
	2024	Interest*	Purchases**	Sales**	Level 3	2024	Positions Still Held
Assets
Deferred income annuity	$2,721,643	$6,093	$769,569	$(696,881)	$—	$2,800,424	$6,093
Guaranteed interest accounts	53,961,857	2,991,690	26,749,870	(19,483,812)	—	64,219,605	290,787
Total	$56,683,500	$2,997,783	$27,519,439	$(20,180,693)	$—	$67,020,029	$296,880
*	Includes interest and unrealized gains or losses.
**	Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant election, benefits paid to participants, and administrative expenses.

Quantitative Information about Level 3 Fair Value Measurements

The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3.

	As of December 31, 2025
	Asset
	measured at	Valuation	Unobservable	Input/range	Weighted
	fair value	technique	input description	of inputs	average
Assets
Deferred income annuity	$3,830,269	Discounted cash flow	Long duration interest rate	2.01% - 5.54%	3.96%
			Mortality rate	See note (1)

Guaranteed interest accounts	62,819,168	See note (2)	Interest rate on account	0.75% - 5.79%	4.57%
			Applicable interest rate	3.98% - 4.34%	4.04%
			Maturity date	12/31/2025 - 12/31/2031

	As of December 31, 2024
	Asset
	measured at	Valuation	Unobservable	Input/range	Weighted
	fair value	technique	input description	of inputs	average
Assets
Deferred income annuity	$2,800,424	Discounted cash flow	Long duration interest rate	2.01% - 5.36%	3.77%
			Mortality rate	See note (1)
Guaranteed interest accounts	64,219,605	See note (2)	Interest rate on account	0.75% - 5.78%	4.70%
			Applicable interest rate	4.65% - 4.93%	4.71%
			Maturity date	12/31/2024 - 12/31/2030
(1)	This input is based on an industry mortality table and a range does not provide a meaningful presentation.
(2)	If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value. If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

5. Interest in PSSVSA

A portion of the Plan’s investments are in the PSSVSA, which had previously been reported as a Master Trust Investment Account (MTIA) which was terminated on December 31, 2024. The Plan has an undivided interest in the PSSVSA. The PSSVSA is an insurance company separate account that invests in Morley Stable Income Bond Funds (Bond Funds) and the Principal Liquid Asset Separate Account (PLASA). The Bond Funds are collective investments trusts that invest in investment-grade fixed income securities.

The Principal Select Savings Plan

Notes to Financial Statements (continued)

The Bond Funds are maintained by PGITC. The PLASA is a separate account that invests in high quality short term instruments. The PSSVSA is valued at contract value as reported to the Plan by Principal Life.

Investments previously held within the MTIA are reported in the balance of Investments, at contract value on the Statements of Net Assets Available for Benefits.

The Plan gains access to the PSSVSA through a group annuity contract (Contract) issued by Principal Life. The Contract provides a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to the Plan’s participants at the contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the PSSVSA have been exhausted for benefit payments and the contract value is greater than zero. The objective of the PSSVSA is to preserve capital, credit relatively stable returns consistent with its comparatively low risk profile, and provide liquidity for benefit-responsive payments. The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with Principal Life when material event withdrawals are made, including (1) certain events that result in the termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company) representing 25% or more of the Plan Members in any calendar year, (2) a certain spin-off or sale of the Company’s business entity or location that affect more than 25% of the Plan Members, (3) certain adoptions of amendments to the Plan, any change in practice, or any change in participant withdrawal rights under the Plan. The Plan does not believe that the occurrence of any such material event is probable.

As required by Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of investments, excluding the fully benefit-responsive investment contract which is presented at contract value.

The net assets, including investments, transferred out of the MTIA on December 31, 2024 were as follows:

December 31,
2024
MTIA

PLASA	$6,284,522
Bond Funds	168,152,041
Total net assets at contract value	$174,436,563

6. Related Party Transactions

In addition to the transactions with parties in interest discussed herein, Principal Life provides recordkeeping services to the Plan and receives fees. There is a fee charged by Principal Life for the guarantee it provides for participant balances that allows participants to transact at contract value for the PSSVSA. Fees were paid by Plan participants. The Company may pay other Plan expenses from time to time. The ESOP received $4,618,730 in dividends from PFG in 2025.

These transactions are exempt from the prohibited transactions rules of ERISA.

7. Form 5500

The following table reconciles net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$5,043,856,838	$4,590,494,893
Adjustments from contract value to fair value for fully benefit-responsive investment contract	(5,255,449)	(10,946,100)
Net assets available for benefits per the Form 5500	$5,038,601,389	$4,579,548,793

The Principal Select Savings Plan

Notes to Financial Statements (continued)

The following table reconciles the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

December 31,
2025
Net increase in net assets available for benefits per the financial statements	$453,361,945
Net change from contract value to fair value for fully benefit-responsive investment contract	5,690,651
Net income per the Form 5500	$459,052,596

GAAP requires that the Plan reports interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

In addition, certain other line items of net asset additions in the 2025 Form 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no other differences in the balance of net assets available for benefit at December 31, 2025.

The Principal Select Savings Plan

EIN: 42-1520346 Plan Number: 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2025

	Description of	Current
Identity of Issue	Investment	Value
Principal Life Insurance Company*	Deposits in deferred income annuity	$3,830,269

Principal Life Insurance Company*	Deposits in guaranteed interest accounts	62,819,168

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Value II Separate Account	49,191,341

Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	150,458,645

Principal Life Insurance Company*	Deposits in insurance company Core Plus Bond Separate Account	125,312,544

Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	256,200,509

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	765,596,255

Principal Life Insurance Company*	Deposits in insurance company Government and High Quality Bond Separate Account	50,947,527

Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Separate Account	373,572,438

Principal Life Insurance Company*	Deposits in insurance company Global Emerging Markets Separate Account	131,489,952

Principal Life Insurance Company*	Deposits in insurance company Diversified Real Asset Separate Account	17,592,590

Principal Life Insurance Company*	Deposits in insurance company Inflation Protection Separate Account	50,634,324

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Growth I Separate Account	274,723,420

Principal Life Insurance Company*	Deposits in insurance company Blue Chip Separate Account	191,656,190

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Growth I Separate Account	104,670,339

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	221,876,346

Principal Life Insurance Company*	Deposits in insurance company Equity Income Separate Account	195,326,179

	Description of	Current
Identity of Issue	Investment	Value

Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Stock Index Separate Account	$22,925,131

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2015	2,678,769

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2020	59,201,593

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2025	52,967,803

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2030	245,943,798

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2035	145,410,492

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2040	324,570,399

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2045	135,280,213

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2050	266,649,349

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2055	112,871,435

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2060	90,579,079

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2065	36,301,703

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2070	6,801,442

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid Income	38,798,963

SEI Trust Company	Collective investment trust Prin/BR Aggregate Bond Index	35,787,560

SEI Trust Company	Collective investment trust Prin/BR International Equity Index	46,413,138

Principal Global Investors Trust Company*	Collective investment trust Morley Income Fund III	100,158,542

Principal Global Investors Trust Company*	Collective investment trust Morley Stable Income Bond Fund	61,656,944

Principal Life Insurance Company*	Pooled Separate Accounts Principal Liquid Assets Separate Account	4,486,527

PSSVSA*	Wrapper contract	5,255,449

Schwab Funds	Self-directed brokerage account	67,825,072

Principal Financial Group, Inc.*	1,418,590 shares of Principal Financial Group, Inc. ESOP	125,133,789

Loans to participants*	Notes receivable from participants with varying maturity dates and interest rates ranging from 4.50% to 10.50%	25,586,399
		$5,039,181,625
*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN
by Benefit Plans Administration Committee

Date: June 24, 2026	By	/s/ Lisa Coulson
Lisa Coulson
Committee Chair

Exhibit Index

The following exhibit is filed herewith:

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23 Consent of Ernst & Young LLP	18